Exhibit 1.01
Ingersoll Rand Inc.
Conflict Minerals Report for the year ended December 31, 2020
I.    Introduction
Ingersoll Rand Inc. (collectively with its subsidiaries, “we,” “our” or “us”) is a global leader in mission-critical flow creation products and industrial solutions that previously operated as Gardner Denver Holdings, Inc. and as the Industrial segment of Ingersoll-Rand plc. On February 29, 2020, Ingersoll-Rand plc separated its Industrial segment by way of spin-off to its shareholders, following which Gardner Denver Holdings, Inc. merged with Ingersoll-Rand plc’s Industrial segment to create Ingersoll Rand Inc. At the same time, Ingersoll-Rand plc’s remaining business, reported under its Climate segment, began operating as an independent, publicly traded company that is now known as Trane Technologies plc. This Conflict Minerals Report covers products that were manufactured or contracted to be manufactured during the calendar year 2020 by Gardner Denver Holdings, Inc. and its subsidiaries and Ingersoll-Rand plc’s Industrial segment prior to the merger described above and by Ingersoll Rand Inc. following the merger described above (the “Subject Products”). For conflict minerals information regarding products manufactured or contracted to be manufactured by Ingersoll-Rand plc’s Climate segment during the calendar year 2020, please see the separate Conflict Minerals Report attached to the Specialized Disclosure Report on Form SD filed by Trane Technologies plc.
Ingersoll Rand Inc. is a global market leader with a broad range of innovative and mission-critical air, fluid, energy, specialty vehicle and medical technologies, providing services and solutions to increase industrial productivity and efficiency. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, when combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under more than 40 market-leading brands, including Ingersoll Rand and Gardner Denver, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. We are driven by an entrepreneurial spirit and ownership mindset, dedicated to helping make life better for our employees, customers and communities.
Certain of the Subject Products contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality of those products. As a result, we are obligated to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). If a company is subject to the Rule, the company must generally investigate the origin of the 3TG in its products. If it appears the company’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the company must then exercise due diligence over the source and chain of custody of such 3TG and disclose certain information about its due diligence efforts in this separate Conflict Minerals Report.
Due to the depth of our supply chain, we are far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores. Our efforts undertaken to identify the origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores remains limited at this time. We also believe this situation is not unique to us.
II.    Reasonable Country of Origin Inquiry
There are many layers between us and the smelters or refiners that produce the 3TG in the Subject Products, the exact number of which varies depending on the components provided to us by our suppliers. In all cases, we rely on our direct suppliers to provide information on the origin of 3TG contained in the components and materials they supply to us, including sources of 3TG that are supplied to them from lower-tier suppliers.
To gather this information, we retained a third-party service provider to conduct a reasonable country of origin inquiry, in which our service provider contacted our direct suppliers to request that they complete the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (“CMRT”) regarding the presence and origin of the 3TG in the products and materials they supply to us.
Our service provider reviewed the responses received from our direct suppliers (or, in some cases, the supplier’s CMRT, if the supplier had already completed its own reasonable country of origin inquiry and opted to provide its own CMRT) and, if necessary, requested that our suppliers provide corrections and clarifications to resolve any incomplete or inconsistent information in their responses. For non-responsive suppliers, our service provider made multiple follow-up requests by email and telephone, and, if necessary, escalated the contact process to include direct outreach by us. Suppliers were given a final deadline of April 30, 2021, to provide information about the 3TG in their supply chains for the 2020 reporting year.
Overall, in cooperation with our third-party service provider, we identified a total 1,370 direct suppliers as being within the scope of our reasonable country of origin inquiry. Of those, 699 suppliers responded to our reasonable country of origin inquiry, for a response rate of 51%. As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.
After reviewing the results of our reasonable country of origin inquiry, we determined that, of the 699 suppliers who responded to our reasonable country of origin inquiry, 180 suppliers indicated that 3TG was necessary for the functionality or production of the Subject Products they supply to us.
Based on our third-party service provider’s smelter/refiner database, we further determined that those 180 suppliers potentially source the 3TG in the Subject Products they supply to us from 332 verified smelters or refiners, and of those 332 verified smelters or refiners, 53 potentially sourced their 3TG from a Covered Country during calendar year 2020. Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of such 3TG. We also identified scrap and recycled minerals as sources of materials in our supply chain.
III.    Design of Due Diligence Framework
In cooperation with our third-party service provider, we designed our overall conflict minerals due diligence framework to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “Guidance”).
IV.    Due Diligence Measures
As part of our due diligence on the source and chain of custody of the necessary 3TG contained in the Subject Products that we had reason to believe may have originated from the Covered Countries, following our reasonable country of origin inquiry as described above, our third-party service provider reviewed the smelters and refiners identified as potentially being in our supply chain against the following internally accepted audit standards: the Responsible Minerals Assurance Process, the London Bullion Market Association Good Delivery program and the Responsible Jewellery Council Chain-of-Custody Certification. In addition, our service provider is an official vendor member of the Responsible Minerals Initiative, which allows our service provider access to certain Responsible Minerals Initiative working groups to further facilitate the exchange of supply chain data and technical information.
To the extent our service provider was not able to identify a smelter or refiner identified as potentially being in our supply chain as certified by one of the internationally recognized schemes above, our service provider attempted to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer, and whether the smelter or refiner has any internal due diligence procedures in place or has implemented other processes to track the chain of custody and source of its 3TG ores. Among the relevant information reviewed by our service provider is whether the smelter or refiner has a documented, effective and communicated conflict-free policy or an accounting system to support a mass balance of materials processed and traceability documentation. Our service provider also performed Internet research to determine whether there are any outside sources of information regarding the smelter or refiner’s sourcing practices. Our service provider additionally attempted to make contact with these smelters and refiners up to three times to gather information on mine country of origin and sourcing practices.
V.    Due Diligence Results
Our due diligence results are inherently limited. As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG. We also rely, to a large extent, on information collected and provided by independent third-party audit programs such as those described above. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Overall, sourcing information about our products in their entirety is not yet available. However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries.
VI.    Process Considerations
We will continue to communicate our expectations regarding Conflict Minerals compliance and supply chain due diligence to our direct suppliers. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their Conflict Minerals compliance and due diligence practices, which in turn may impact our continued engagement of and relationship with certain suppliers. As part of our risk mitigation efforts, we expect our suppliers who are using smelters or refiners that are not verified as conformant with the Responsible Minerals Assurance Process to publicly demonstrate progress toward a fully conformant supply chain. If we become aware of suppliers whose sourcing practices with respect to 3TG continually raise red-flag risks, we may take steps to reevaluate the business relationship with those suppliers. We expect our direct suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout our supply chain.

VII.    Independent Private Sector Audit
Pursuant to current guidance issued by the U.S. Securities and Exchange Commission, an independent private sector audit is not required for this Conflict Minerals Report.
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